United States securities and exchange commission logo





                            July 21, 2020

       Chen Franco-Yehuda
       Chief Financial Officer
       PLURISTEM THERAPEUTICS INC
       MATAM Advanced Technology Park
       Building No. 5
       Haifa L3 31905 Israel

                                                        Re: PLURISTEM
THERAPEUTICS INC
                                                            Registration
Statement on Form S-3
                                                            Filed July 16, 2020
                                                            File No. 333-239890

       Dear Mr. Franco-Yehuda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551- 7614 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Howard Berkenblit